2/11

03007151

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valerie Gold Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 3339 FISCAL YEAR 7-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

VALERIE GOLD RESOURCES LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED JULY 31, 2002

as at December 18, 2002

TABLE OF CONTENTS

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

Glossary of Mining Terms

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Batholitic - Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by erosion.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

Bedding - Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock - Solid rock underlying surficial deposits.

Breccia - Rock fragmented into angular components.

Chalcopyrite - Copper iron sulphide mineral ($CuFeS_2$).

Cretaceous - A period of geological time ranging from approximately 135 million to 65 million years ago.

Diamond (Drill) Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dip - The angle at which a stratum is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

EM - Electromagnetic.

Eocene - Part of the early Tertiary period, 60-40 million years ago.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Feldspar - A group of common aluminosilicate minerals.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

Footwall - The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

G/t - Grams per tonne.

Gangue - Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water etc.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gouge - Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab Sampling - A random, possibly hurried, sample of mineralized ground with no statistical validity, taken simply to check the type of mineralization.

Grade - The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

Graphite - Very common mineral, soft native carbon, occurring in black to dark-grey foliated masses, with metallic lustre and greasy feel.

Grid - A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, orebody, or other structure, the underside of the country rock overlying a vein or bed of ore.

Hectare - A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres.

Intrusive - Said of an igneous rock, which invades older, rocks.

Jurassic - A period of geological time extending from 195 million to 135 million years ago.

Lime - A white substance, calcium oxide (CaO), obtained by the action of heat on limestone, shells and other materials containing calcium carbonate.

Limestone - Rock consisting mainly of calcium carbonate, often composed of the organic remains of sea animals (mollusks, coral, etc.) and used as building stone.

Limonite - A native hydrous ferric oxide of variable composition that is a major ore of iron.

Lode - A tabular or vein-like deposit of valuable mineral between well defined walls of country rock.

Meta-intrusive - An intrusive rock that has been metamorphosed.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Metasediment - A sedimentary rock which shows evidence of having been subjected to metamorphism.

Mica - Any member of a group of minerals, hydrous disilicates of aluminium with other bases, chiefly potassium, magnesium, iron and lithium, that separates readily into thin, tough, often transparent, and usually elastic laminae.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Miocene - Part of the late Tertiary period, 25-11 million years ago.

Net Smelter Return (Royalty) - A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

Offset - The horizontal displacement component in a fault, measured parallel to the strike of the fault.

Ore - Rock containing mineral(s) or metals, which can be economically extracted.

Orebody - A solid and fairly continuous mass of ore.

Outcrop - An exposure of bedrock at the surface.

Paleocene - Relating to the earliest epoch in the Tertiary period.

Pb - Chemical symbol for the metallic element lead.

PGE – Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium and iridium.

Porphyry - A rock consisting of feldspar crystals embedded in a compact dark red or purple groundmass.

PPB - Part Per Billion.

PPM - Part Per Million.

Pt – Chemical symbol for the metallic element platinum.

Pyrite - Iron sulphide (FeS_2).

Pyrrhotite - A magnetic iron sulphide material.

Quartz - A mineral composed of silicon dioxide.

Quartzite - A silica-rich metamorphic rock formed from sandstone.

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

Rotary Drilling - The chief method of drilling deep wells, especially for oil and gas. A hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the well cuttings to the surface.

Schist - A strongly foliated metamorphic rock.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Shear - To move as to create a planar zone of deformed rock.

Siliceous - Said of a rock rich in silica.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

Tertiary - Geological period (part of the Cenozoic Era) from 65 million - 1.8 million years ago.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Workings - A part of a mine, quarry, etc., where work is or has been done.

Zn - Chemical symbol for the metallic element zinc.

2.CORPORATE STRUCTURE

2.1 Name and Incorporation

Valerie Gold Resources Ltd. ("Valerie" or the "Company") was incorporated under the Company Act (British Columbia) on April 14, 1987, by registration of a memorandum and articles with the Registrar of Companies. Unless the context otherwise requires, references herein to the "Company" or "Valerie" include all the subsidiaries of the Company.

The registered and records offices and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 Intercorporate Relationships

Until December 2001 Valerie had one subsidiary in Mexico, Valerie Gold de Mexico, S.A. de C.V. ("Valerie Mexico"), a company incorporated in Mexico on June 25, 1994. Valerie owned 100% of the issued and outstanding shares of Valerie Mexico at July 31, 2001. Valerie sold its shares of Valerie Mexico to a privately held Mexican company in December 2001 for gross proceeds of US$147,980 or a net gain of $100,935 after legal costs, disposition and write down of remaining assets and the cost of its investment in shares of Valerie Mexico.

Valerie has two wholly owned, direct and indirect subsidiaries, one in the Cayman Islands, Valerie Gold International (Cayman) Ltd., and one in Panama, Puma Minerals Ltd., S.A., to facilitate exploration in Ecuador. Puma Minerals Ltd., S.A. is in the process of dissolution. An inactive subsidiary, Valerie Gold Alaska Ltd. has been dissolved.

3 GENERAL DEVELOPMENT OF THE BUSINESS

Valerie is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 Three Year History

Since its incorporation in 1987, Valerie has been in the business of acquiring and exploring mineral properties. For over three years, until January 2001 Valerie was principally engaged in attempting to locate deposits of precious and base metals on its Santa Barbara property in Ecuador, and in Mexico. During the three years ended July 31, 2001, Valerie focused its efforts on Mexico, the United States and Ecuador. Valerie commenced exploration programs on the Estrella property in Mexico in fiscal 1998 and the Recluse property in the Northwest Territories and the Octo property in Alaska in fiscal 1999. After short exploration programs on these properties, it was concluded that the properties did not meet Valerie's exploration objectives and the properties were written off. In October 1999, Valerie entered into an agreement with TVX Normandy (Caymans) Holdings Inc. ("TVX") on the Santa Barbara property in Ecuador. An exploration program started on the property in October 1999 and continued until August 2000. In January 2001, Valerie completed an evaluation of the exploration results and future potential of the Santa Barbara property and found that although exploration completed to date demonstrated extensive gold-copper mineralization in the SB and El Hito zones, the low grades were below expectations. In light of the continuing low copper and gold prices, all work on the property was suspended and Valerie returned the property to TVX and terminated the property option agreement with TVX effective February 2001.

In fiscal 2001, Valerie commenced an exploration program on several mineral properties in the provinces of Manitoba and Ontario in Canada and the State of Nevada in the United States. A reconnaissance program for additional properties was undertaken in northern Ontario. The properties held at the end of fiscal 2001 were all exploration stage properties and in fiscal 2002, after review of the exploration results, Valerie determined that the properties did not meet its long-term corporate objectives and the mineral property interests were written off.

In June 2002 Valerie optioned the Tower Mountain project in Northern Ontario. Since that time Valerie's geologists have been reviewing the work of previous operators and remodelling the geological setting. The current work program includes trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes. Other metals, if discovered, may also be explored if they occur in quantities that appear to be economically recoverable.

Valerie does not have any mineral properties on which commercial mining operations presently exist. Valerie is currently conducting property investigations on possible mineral property acquisitions, is conducting early stage exploration on its current holdings and is continuing to review other business opportunities.

3.2 Significant Acquisitions and Significant Dispositions

The following are the particulars of significant dispositions during the past year. None of these transactions were with insiders, associates of affiliates of the Company except as otherwise noted. Valerie made no significant acquisitions, as that term is defined under applicable securities rules, during the past year.

Walker Lane Gold Property, Nevada

In fiscal 2001 Valerie entered into an option agreement with Nevada Mineral Recon Company to earn a 100% interest in the Walker Lane Gold Property consisting of the Ron-Don-Terri-Pat claim blocks in the Mina Gold-OMCO-Warrior area, in Mineral and Nye counties Nevada.

To earn its interest, Valerie was to make cash payments totalling US$70,000, of which US$35,000 was paid, and issue 200,000 common shares (50,000 issued) over a 24-month period. A 2.5 per cent Net Smelter Returns royalty was also to be paid to the optionors from the production of gold and silver on the property. Valerie issued 80,000 common shares as finders' fees to two parties. A mapping and sampling program identified three main targets for drilling, on the Ron, Don and Pat-5 claims. A 1,150 metre, eight-hole angled reverse-circulation drill program was carried out on the three targets, (Pat - 350 metres, the Don - 136 metres and the Ron - 674 metres) in the first quarter of fiscal 2002. The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. The total expenditure on the property, including finders' fees and option payments, was $227,236.

<u>Diamond Properties, Manitoba</u>

Crystal Diamond Property, Manitoba

During fiscal 2001, Valerie entered into an option agreement to earn a 100% interest in the Crystal Diamond property in the province of Manitoba, Canada. Valerie was entitled to earn its interest by making cash payments totalling $100,000 over 36 months ($20,000 paid), and issuing 100,000 common shares over 36 months (50,000 issued). A $25,000 minimum work deposit was filed in fiscal 2001 with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the claims. The work deposit was returned to Valerie in fiscal 2002. This deposit is included in accounts receivable and prepaids in fiscal 2001. The property was subject to a 1% net product royalty ("NPR") to the optionor.

Valerie had the first right of refusal for 30 days if the optionor wished to sell or assign the NPR in the property, provided that the optionor did not thereafter offer the NPR to a third party on terms more favourable than those offered to the Company. The property is covered by a thick layer of glacial clay, till and boulders. An airborne magnetic survey on 100-metre spaced lines over the property located eight isolated magnetic features, which were drilled during the year. Results from the exploration program did not meet Valerie's expectations. Accordingly, the property was returned to the optionor and mineral property costs of $308,571 were written off.

Concession 229, Manitoba
During fiscal 2002, Valerie entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229 a 50,000-hectare concession located fifty kilometres east of Gillam, Manitoba. To earn its interest, Valerie was to make total cash payments of $105,000 ($10,000 paid) and issue 200,000 common shares (50,000 issued) to the optionor over three years. In addition to the above, Valerie was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. Results from the diamond exploration program did not meet Valerie's expectations. Accordingly, the property was written down to a nominal carrying value of $1, for a total write-down of $149,408.

Starlight Property, Manitoba
In fiscal 2002 Valerie entered into an agreement whereby Valerie was entitled to earn a 60% interest in the Starlight Diamond Property, held by CanAlaska Ventures Ltd. ("CanAlaska"). The 42,000-hectare property, Permit #216, is located 120 kilometres southeast of Gillam, Manitoba. Valerie was entitled to earn its interest in the property, subject to a 1% NSR retained by the optionor, by making cash payments of $45,000 ($12,500 paid) over three years, issuing 150,000 shares (100,000 issued) within one year of regulatory approval and completing $1,000,000 in exploration expenditures by January 1, 2006. An additional 50,000 shares were to be issued upon completion of a Phase I diamond drill program and 100,000 shares were to be issued within 60 days of completion of a feasibility study. A 4,527-kilometer airborne magnetic survey was completed on the property in late October. Results from the exploration program did not meet Valerie's expectations. Accordingly, the property was returned to the optionor and mineral property costs of $146,403 were written off.

Platinum Group Element Properties ("PGE"), Ontario

In fiscal 2001 and fiscal 2002 Valerie entered into option agreements on several platinum group metals properties in Northern Ontario. Various exploration programs were undertaken on the properties under option and reconnaissance work was carried out throughout the area looking for possible acquisitions. Details of the properties acquired and dispositions are detailed below.

Quetico Belt Properties, Ontario
A joint venture option agreement was entered into with East West Resource Corporation ("East West") on five targets in Northern Ontario, held 100% by East West. The properties are located northeast (Abbott & Williamson Townships) and northwest (Fallis & Goodfellow Townships) of Thunder Bay, Ontario. The five properties are situated along the Quetico Fault and associated structures that are similar to the geological setting found at the Lac des Iles Mine of North American Palladium Ltd. Altered gabbro – pyroxenite bodies that are the same age and in the same structural setting as Lac des Iles are the prime targets for palladium, platinum, gold, nickel and copper mineralization. Under the terms of the agreement with East West, Valerie was entitled to earn a 50% interest in the 5 properties individually by completing combined exploration programs totalling $1.4 million over a four-year period. Valerie had the option to earn a further 10% interest in any of the properties by completing a positive feasibility study. An initial cash option payment of $15,200 was made and further option payments totalling $105,000 were to be made over a 3-year interval for Valerie to be vested with its 50% interest. Throughout the spring and

summer of 2001, prospecting, reconnaissance geological mapping and litho-geochemical sampling programs were carried out. The properties held with East West were assessed for palladium, platinum, gold, nickel and copper mineralization. The properties are situated along the Quetico Fault and cover altered gabbro-pyroxenite bodies that are believed to be the same age and in the same structural setting as the Lac del Iles orebody. Results from the exploration program did not meet Valerie's expectations. Accordingly the properties were returned to the optionors and mineral property costs of $143,008 were written off.

Valerie maintains a 60 to 80% interest in the claims staked by the Company in the area under the terms of the joint venture agreement.

Armstrong Property, Ontario
During fiscal 2001, Valerie entered into an option agreement to acquire a 100% interest in twelve claims totalling 186 units located in Northern Ontario. Valerie was entitled to earn its interest by making cash payments totalling $144,000 over three years ($18,000 paid) and issuing 250,000 common shares (25,000 issued) over a four-year period. Four tranches of 50,000 share purchase warrants were issued at prices from $0.33 to $0.80 to purchase a total of 200,000 common shares. The first tranche of 50,000 warrants at a price of $0.33 were to expire one year from regulatory approval, or December 7, 2002. Results from the exploration program did not meet Valerie's expectations, and accordingly the properties were returned to the optionors and mineral property costs of $79,897 were written off. None of the warrants in the first tranche were exercised and subsequent to the year ended July 31, 2002. All outstanding warrants were cancelled and the property was returned to the optionors.

McCoig Property, Ontario
During fiscal 2001, Valerie entered into an option agreement with East West to acquire up to a 60% interest in the McCoig property, which is comprised of nine claims totalling 143 units, located in McCoig Township in north-central Ontario. Valerie was entitled to earn its initial 50% interest in the property by completing work commitments of $57,200 by April 3, 2002, and $1,000,000 by April 3, 2005. The option agreement required cash payments totalling $58,000 over four years ($13,000 paid). Valerie could elect to fund all expenditures to completion of a feasibility study and the optionor would retain its interest in the property until completion of the feasibility study. An additional 10% interest could be earned in the property upon completion of a positive feasibility study. Valerie also staked 386 adjacent claims covering 10,560 hectares in the area.

Results from the exploration program did not meet Valerie's expectations. Accordingly the property was returned to the optionors and mineral property costs of $213,405 were written off.

3.3 Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or result of operations.

4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

All of Valerie's properties are preliminary stage exploration properties and are not the subject of technical reports by independent qualified persons. Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. Arthur G. Troup, P.Eng. who is a "qualified person" as the term is defined in National Instrument 43-101.

The Company, through Valerie Mexico, has conducted regional geology in numerous areas of Mexico. Subsequent to the dropping of the Tajos de Oro Property, the Company sold Valerie Mexico to a private Mexican company.

Valerie does not directly employ any personnel. Valerie conducts exploration activities through LMC Management Services Ltd, whose employees and consultants supervise and carry out the day-to-day business of the Company. – See "Management Agreement" under subsection 8.5.

Valerie explores for minerals and in fiscal 2002 concentrated its efforts in Canada and the United States. Prior to this Valerie explored for minerals in Mexico and Ecuador. Currently, Valerie has interests in several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and Valerie is continually evaluating the results from the current exploration programs underway and analyzing mineral properties for possible joint venture or acquisition.

Valerie presently has an interest in the following property, which at this time is not considered a "material property".

Tower Mountain Property

In June 2002, Valerie entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. Valerie may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months from the date of the agreement and ending on commencement of production.

On November 29, 2002, subsequent to the year ended July 31, 2002, Valerie closed a brokered private placement of 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400. Each Unit was comprised of one flow-through common share and one half of one non-transferable common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Valerie until May 29, 2004, at an exercise price of $0.25. No flow-through benefits are attached to any common shares issued upon the exercise of the common share purchase warrants. Dundee Securities Corporation received a cash commission of 7.5% and a non-transferable Broker Warrant exercisable to purchase 117,810 common shares of Valerie until May 29, 2004, at an exercise price of $0.21 per share.

Proceeds from the private placement will be used for the exploration of the Tower Mountain gold property in Ontario. Since the acquisition of the Tower Mountain gold property, Valerie's geologists have been reviewing the work of previous operators and remodelling the geological setting. The current work program includes trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes. In combination with litho-geochemical sampling, a new zone of prospective gold mineralization has been discovered where chip sampling of stripped bedrock defines an anomalous area measuring approximately 800 meters along a northeasterly strike. Within this area fourteen of seventeen samples yielded greater than 0.5 grams per tonne gold (g/t Au). In one exposure, a chip sample over a 1-meter by 1-meter area returned a grade of 6.49 g/t Au. The drill holes are to be spaced at 100 m intervals along the new gold zone and are expected to average 200 m of coring. Results from the drill program should be available by February 2003.

Valerie's qualified person for its Tower Mountain gold property is Mr. Thomas Pollock, P.Geol., who is supervising all of the fieldwork, sampling and diamond drilling.

Investment in Northern Orion Explorations Ltd.

In May 2001, the Company purchased a total of 10,000,000 units in Northern Orion Explorations Ltd. ("Northern"), by way of a private placement. Each unit consisted of one common share and one warrant to purchase an additional common share at a price of $0.175 per share in the first year and $0.20 per share in the second year, expiring on April 27, 2003. The acquired common shares were valued at the prevailing market price at the time of acquisition of $1,100,000 and the remaining balance of the purchase price, or $400,000, was ascribed to the warrants.

Concurrent with the Company's investment in Northern, Valerie also entered into an agreement, for nominal consideration, with an unrelated third party that held an option to purchase 60,012,471 outstanding common shares of Northern. Pursuant to the agreement, Valerie was entitled to exercise the option and purchase the common shares of Northern at $0.10 per share. This option expired on June 30, 2002, unexercised.

In fiscal 2002 Valerie completed a private placement with Northern of 8.33 million common shares priced at $0.06 per share. In addition, Valerie received 500,000 share purchase warrants, each warrant entitling Valerie to purchase an additional common share of Northern over a two-year period for a price per share of $0.075. The placement was non-brokered. The acquired common shares were valued at the prevailing market price at the time of acquisition of $462,661 and the remaining balance of the purchase price, or $37,339, was ascribed to the warrants.

Currently, Valerie holds 18.33 million shares of Northern's outstanding common shares, representing 9.72% of Northern's issued and outstanding common shares.

Risks and Uncertainties

The following risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Financing Risks

Valerie has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of Valerie's exploration properties in that time frame. All of Valerie's short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. Valerie believes it has sufficient capital to fund forecasted levels of operations for at least the next two years. However, actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent Valerie from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Foreign Countries: Currency Fluctuations and Regulatory Requirements

Valerie's principal areas of activity in fiscal 2000 were Ecuador and Mexico, which have different cultural, economic and political environments to that of Canada and the United States, the locations of Valerie's exploration focus in fiscal 2001and fiscal 2002. In the past, instability in the Ecuadorian and Mexican currencies subjected the Company to some degree of foreign currency risk. The Company minimized this risk by maintaining most of its cash in Canadian and US dollars outside of Ecuador and Mexico.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Valerie's properties has a known body of commercial ore. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and Valerie may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of its securities.

Metal Prices, Environmental and other Regulatory Requirements

The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Valerie has a history of losses and it has no producing mines at this time.

The operations of Valerie will require licenses and permits from various governmental authorities. There can be no assurance that Valerie will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of Valerie may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond Valerie's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Valerie's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Title Matters

Although Valerie obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. Valerie's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition

The mining industry is intensely competitive in all its phases. Valerie competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Personnel

Valerie has relied on and may continue to rely upon consultants and others for exploration and development expertise.

5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information Form

Five Year Comparative Data

The following table sets out selected financial information for the last five completed financial years of the Company:

	2002 ($)	2001 ($)	2000 ($)	1999 ($)	1998 ($)
Interest and sundry income	102,767	397,740	416,559	667,880	434,774
Foreign exchange gains (losses)	10,442	38,558	(103,558)	(59,829)	599,462
Gain on sale of subsidiary	100,935				
Total Revenue	214,144	397,740	416,559	667,880	434,774
Expenses					
Write-down of mineral properties	1,267,927	3,646,682	483,244	1,618,005	11,026,364
Total Expenses	2,790,957	5,137,383	2,267,275	3,509,936	12,132,552
Loss for the year	2,576,813	4,739,643	1,850,716	2,842,056	11,697,778
Loss per share	0.207	0.388	0.152	0.233	0.968
Loss per share fully diluted	0.207	0.332	0.134	0.206	0.880
Total Assets	4,216,785	6,765,254	11,759,483	13,322,882	16,162,404
Total Liabilities	46,321	127,277	392,613	109,696	180,162
Share Capital	31,995,345	31,886,045	31,875,295	31,870,895	31,797,895
Deficit	27,824,881	25,248,068	20,508,425	18,657,709	15,815,653
Dividends declared	NIL	NIL	NIL	NIL	NIL

Two-Year Comparative Data by Quarter

The following table sets out selected financial information for the four quarters in fiscal 2002:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	(16,886)	9,091	57,030	53,532
Foreign exchange gains (losses)	3,169	(3,167)	(7,915)	18,355
Gain on sale of subsidiary	(7,572)	(23,147)	131,654	--
Total Revenue	(21,289)	(17,223)	180,769	71,887
Expenses				
Write-down of mineral properties	262,425	530,299	252,651	222,552
Total Expenses	535,165	797,412	950,970	507,410
Loss for the period	556,454	814,635	770,201	435,523
Total Assets	4,216,785	4,755,489	5,595,794	6,330,186
Total Liabilities	46,321	31,007	69,268	54,682
Share Capital	31,995,345	31,992,909	31,953,595	31,930,409
Deficit	27,824,881	27,268,427	26,453,792	25,683,591

The following table sets out selected financial information for the four quarters in fiscal 2001:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	22,851	57,918	163,789	153,182
Foreign exchange (gains) losses	(2,299)	(19,425)	(14,396)	(2,438)
Total Revenue	22,851	57,918	163,789	153,182
Expenses				
Write-down of mineral properties	280,536	4,997	3,069,205	291,944
Total Expenses	592,561	383,359	3,571,418	590,045
Loss for the period	569,710	325,441	3,407,629	436,863
Total Assets	6,765,254	7,246,296	7,563,717	11,026,217
Total Liabilities	127,277	38,609	41,339	96,210
Share Capital	31,886,045	31,886,045	31,875,295	31,875,295
Deficit	25,248,068	24,678,358	24,352,917	20,945,288

5.2 Dividends

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be invested to finance the growth of the Company.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended July 31, 2002, is set out at pages 7 to 10, inclusive, of the Company's 2002 Annual Report filed via SEDAR on December 18, 2002, under BC Form 51-901F, and is incorporated herein by reference.

7 MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol VLG.

8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. Chairman and Director West Vancouver British Columbia Canada	November 26, 1990	Chairman of the Company, President of the Company to August 2002; Honorary Chairman of Aurizon Mines Ltd., Chairman of Sultan Minerals Inc. and Emgold Mining Corporation, President and Director Cream Minerals Ltd., Director and/or Officer of other natural resource companies.
Sargent H. Berner,[1][2] LL.B, LL.M Director Vancouver, British Columbia, Canada	January 23, 1996	Partner of DuMoulin Black, Barristers & Solicitors
A. Darryl Drummond,[1][2] Ph.D., P.Eng. Director Vancouver, British Columbia Canada	November 3, 1998	Consulting Geological Engineer Director and/or officer of other natural resource companies
Shannon M. Ross, C.A., Chief Financial Officer and Corporate Secretary Burnaby, British Columbia Canada	January 4, 2000	Chief Financial Officer and Corporate Secretary of the Company since January 2000; Controller and Corporate Secretary, Dia Met Minerals Ltd., January to July 1999; Controller, Hunter Dickinson Group of companies, 1996 to 1999, Vice President, Corporate Affairs, Quartz Mountain Resources Ltd., January 1990 to present.
Arthur Troup, P.Eng., Vice President Exploration, West Vancouver British Columbia Canada	April 14, 1998	President and Chief Executive officer of Sultan Minerals Inc., Vice President, Exploration - Emgold Mining Corporation and Cream Minerals Ltd., Director and/or officer of other natural resource companies.

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for The Previous Five Years
William J. Witte,[2] P.Eng. Executive Vice President and Director West Vancouver, British Columbia Canada	October 27, 1998	Executive Vice President and Director of the Company, Cream Minerals Ltd. and Emgold Mining Corporation. Independent businessman involved with real estate investments, and the evaluation, financing, development and operation of mineral exploration properties and mines.
Stephen J. Wilkinson,[1] M.Sc., MBA President and Chief Executive Officer and Director North Vancouver, British Columbia Canada	July 18, 2001	President and Chief Executive Officer, Northern Orion Explorations, June 1999 to August 2002, Ltd.; Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc. August 1996 to April 1999
Andrew F. B. Milligan Director Vancouver, British Columbia	December 16, 2002	Independent businessman; Formerly President and Chief Executive Officer of Cornucopia Resources Ltd.; Chairman and Director, Stockscape.com Technologies Inc.

(1) Member of the audit committee.

(2) Member of the Corporate Governance Committee

There is no executive committee.

The directors of Valerie are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at December 16, 2002, the directors and officers of Valerie, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,035,455 common shares or 14.84% of the voting common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, there have been no directors or officers of Valerie, or any shareholder holding a sufficient number of securities of Valerie to affect materially the control of Valerie, who is, or within the last 10 years before the date of this AIF, was a director or officer of any issuer which, while that person was acting in that capacity:

- was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

- became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of Management, there have been no directors or officers of Valerie, or any shareholder holding a sufficient number of securities of Valerie to affect materially the control of Valerie, that have:

- been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

- been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3 Personal Bankruptcies

To the knowledge of Management, there have been no directors or officers of Valerie, or any shareholder holding a sufficient number of securities of Valerie to affect materially the control of Valerie, or a personal holding company of any such person who or that has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.4 Conflicts of Interest

Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. Pursuant to an agreement dated April 1997, Lang Mining was to provide management services at a rate of $5,000 per month, and provide office, administrative and geological services at cost plus 15%, until November 30, 2006. Effective July 2001, Valerie, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. A fair value of $228,150 for the buyout of the remaining term of the management contract with Lang Mining was prepared by third party experts under the supervision of the independent directors of Valerie and was paid in fiscal 2002. There was $135,754 in services provided during the year ended July 31, 2002 by Lang Mining to Valerie. At July 31, 2002, a balance of $723 is receivable from Lang Mining.

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by Valerie and other public companies. These services are made available at cost to the public entities sharing office space with the Company. Currently Valerie has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. During the year ended July 31, 2002, $487,417 in services was provided to Valerie.

Valerie's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which Valerie may participate, the directors of Valerie may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of Valerie's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such a participation or such terms.

To the knowledge of management there are no existing or potential conflicts of interest between Valerie, any subsidiary of Valerie and a director or officer of Valerie, except as disclosed herein.

9 ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at December 18, 2002, unless otherwise stated. The Company's management proxy circular for its annual general meeting of shareholders to be held on January 22, 2003, contains further information, including information relating to directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. The financial statements are filed via SEDAR on December 18, 2002, under Audited Annual Financial Statements and the Annual Report filed on Form 51-902F which was also filed via SEDAR on December 18, 2002. The applicable sections of those documents are incorporated herein by reference.

Valerie will provide to any person, upon written request to the Secretary of the Company, c/o Valerie Gold Resources Ltd., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1, copies of the following documents:

(i)One copy of the AIF of Valerie, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)One copy of the comparative financial statements of Valerie for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of Valerie issued subsequent to the financial statements for its most recently completed financial year;

(iii)One copy of the information circular of Valerie in respect of its most recent annual meeting of the shareholders that involved the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; and

At any other time, one copy of any other documents referred to in paragraphs (i), (ii) and (iii) above, provided that Valerie may require the payment of a reasonable charge if a person who is not a security holder of Valerie makes the request.

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Valerie Gold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

December 16, 2002

Item 3. **Press Release**

December 16, 2002

Item 4. **Summary of Material Change**

Valerie Gold Resources Ltd. Appoints New Director

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President and Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 30th, 2002
Date

"Shannon Ross" (signed)
Signature

Shannon Ross
Name

Secretary and Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

December 16, 2002

Ticker Symbol: VLG-TSX Venture

SEC 12g3-2(b) exemption 82-3339

VALERIE GOLD APPOINTS NEW DIRECTOR

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to announce the appointment of Andrew F.B. Milligan as an additional director of the company. Mr. Milligan has been engaged in the gold mining industry for the past 30 years. He is a former President of Glamis Gold Ltd. and Cornucopia Resources Ltd. and is currently a director of Quest Investment Corporation. Frank Lang, Chairman of Valerie Gold Resources stated: "The Company welcomes the addition of an independent director of Andrew Milligan's calibre to its Board of Directors and looks forward to his contributions."

Stephen Wilkinson

President & Chief Executive Officer

Tel (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

December 30, 2002

Ticker Symbol: VLG-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALERIE GOLD'S FIRST QUARTER RESULTS

Valerie Gold Resources Ltd. (VLG-TSX Venture) announces its quarterly results for the three months ended October 31, 2002, the first quarter of fiscal 2003 ("fiscal 2003"). Valerie incurred a loss of $145,693, or a loss per share of $0.01 in the three months ended October 31, 2002, compared to a loss of $409,273, or a loss per share of $0.03 in the three months ended October 31, 2001.

Legal, accounting and audit decreased from $8,059 in fiscal 2002 to $5,259 in fiscal 2003. Office and administration costs decreased from $141,563 in fiscal 2002 to $82,318 in fiscal 2003. Shareholder communications have decreased from $28,908 in fiscal 2002 to $9,105 in fiscal 2003. Travel and conference expenses have decreased from $1,150 in fiscal 2002 to $424 in fiscal 2003. Property investigation costs have decreased from $56,917 in fiscal 2002 to $51,201in fiscal 2003. Project closure costs of $222,552 in fiscal 2002 relate to the closure and sale of the Mexican subsidiary.

During the three months ended October 31, 2002, Valerie expended $47,390 on the acquisition and exploration of its mineral property interests compared to $391,024 in the three months ended October 31, 2001.

At October 31, 2002 ("fiscal 2003"), Valerie's working capital, defined as current assets less current liabilities, was $1,719,699, compared with working capital of $4,083,899 at October 31, 2001 ("fiscal 2002").

Subsequent to October 31, 2002, Valerie closed a private placement for 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400, with Dundee Securities Corporation. Each unit is comprised of one flow-though common share and a one-half non-transferable common share purchase warrant.

Valerie is currently exploring its Tower Mountain gold project, located approximately 50 km west of Thunder Bay, Ontario. The 2002 work program included trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes. In combination with litho-geochemical sampling, a new zone of prospective gold mineralization has been discovered where chip sampling of stripped bedrock defines an anomalous area measuring approximately 800 meters along a northeasterly strike. Within this area fourteen of seventeen samples yielded greater than 0.5 grams per tonne gold (g/t Au). In one exposure, a chip sample over a one-meter by one-meter area returned a grade of 6.49 g/t Au. The drill holes are to be spaced at 100 meter intervals along the new gold zone and are expected to average 200 meters of coring. Results from the drill program should be available by February. Valerie's qualified person for its Tower Mountain gold project is Mr. Thomas Pollock, P.Geol., who is supervising all of the fieldwork, sampling and diamond drilling.

Stephen J. Wilkinson
President and Chief Executive Officer
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
 i. the name of the person;
 ii. the amount paid during the reporting period; and
 iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Valerie Gold Resources Ltd.			October 31, 2002	2002 Dec 30
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN J. WILKINSON"	Stephen J. Wilkinson	2002 DEC 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"WILLIAM J. WITTE"	William J. Witte	2002 DEC 30

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	October 31, 2002	July 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 552,891	$ 531,286
Temporary investments	1,093,570	1,279,294
Due from related parties	77,084	81,476
Accounts receivable	76,133	66,780
	1,799,678	1,958,836
Investments (Note 4)	2,213,865	2,213,865
Equipment	4,756	5,023
Mineral property interests (see schedule) (Note 3)+A43	86,451	39,061
	$ 4,104,750	$ 4,216,785
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 79,979	$ 46,321
Shareholders' equity		
Share capital (Note 5)	31,995,345	31,995,345
Deficit	(27,970,574)	(27,824,881)
	4,024,771	4,170,464
	$ 4,104,750	$ 4,216,785

Approved by the Board

/s/Stephen J. Wilkinson
Stephen J. Wilkinson
Director

/s/William J. Witte
William J. Witte
Director

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended October 31, 2002	2001
Expenses (Income)		
Depreciation	$ 267	$ 341
Foreign exchange	5,259	(18,355)
Legal, accounting and audit	4,659	8,059
Office and administration	82,318	141,563
Project closure costs	-	21,670
Property investigations	51,201	56,917
Shareholder communications	9,105	28,908
Travel and conferences	424	1,150
Write-down of mineral property interests	-	222,552
Interest and other income	(7,540)	(53,532)
	145,693	409,273
Loss for the period	(145,693)	(409,273)
Deficit, beginning of period	(27,824,881)	(25,248,068)
Deficit, end of period	$ (27,970,574)	$ (25,657,341)
Loss per share	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	12,540,607	12,339,194

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - prepared by management)

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001
Cash provided by (used for)		
Operations		
Loss for the period	$ (145,693)	$ (409,273)
Items not involving cash		
Depreciation	267	341
Write-down of mineral property interest	-	222,552
	(145,426)	(186,380)
Changes in non-cash working capital		
Accounts receivable	(9,353)	(10,957)
Due from related parties	4,392	(55,265)
Accounts payable and accrued liabilities	33,658	(72,595)
	(116,729)	(325,197)
Investments		
Mineral property interests:		
Acquisition costs	(247)	(81,009)
Exploration and development costs	(47,143)	(263,215)
Temporary investments	185,724	663,347
	138,334	319,123
Increase (decrease) in cash and cash equivalents during the period	21,605	(6,074)
Cash and cash equivalents, beginning of period	531,286	593,996
Cash and cash equivalents, end of period	$ 552,891	$ 587,922

Valerie Gold Resources Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended October 31, 2002 and 2001
(Unaudited – Prepared by Management)

The accompanying financial statements for the interim periods ended October 31, 2002 and 2001, are prepared on the basis of accompanying principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2002.

1. Nature of operations

Valerie Gold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North and South America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Change in accounting principles

Effective August 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to August 1, 2002, using the fair value based method. There were no stock options granted in the three months ended October 31, 2002.

3. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	Oct. 31, 2002 Total Costs	July 31, 2002 Total Costs
Manitoba properties	$ 1	$ --	$ 1	$ 1
Ontario properties (a)	18,289	20,771	39,060	39,060
	$ 18,290	$ 20,771	$ 39,061	$ 39,061

3. Mineral property interests (continued)

(a) Tower Mountain Property, Ontario

During fiscal 2002, the Company entered into an option agreement with two optionors to earn 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

4. Investments

	Number of Shares	Net Book Value October 31, 2002	Market Value October 31, 2002
Emgold Mining Corporation	400,000	$ 40,000	$ 100,000
Sultan Minerals Inc	665,000	99,750	126,350
Cream Minerals Ltd.	135,000	25,650	9,450
Manhattan Minerals Corp.	50,000	48,464	17,000
LMC Management Services Ltd.	1	1	1
Northern Orion Explorations Ltd.			
Shares	18,333,333	1,562,661	825,000
Warrants	10,500,000	437,339	--
		$2,213,865	$1,077,801

5. Share capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 2000	12,185,607	$31,875,295
Shares issued for mineral property interests	25,000	10,750
Balance, July 31, 2001	12,210,607	31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, October 31, 2002 and July 31, 2002	12,540,607	$31,995,345

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

5. Share capital (continued)

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Cancelled	(250,500)	$0.62
Balance, July 31, 2002	1,925,000	$0.43
Cancelled	(20,000)	$0.43
Balance, October 31, 2002	1,905,000	$0.43

6. Related party transactions and balances

Services provided by:	2002	2001
Lang Mining Corporation (a)		
Administration fees	$ 26,250	$ 57,438
LMC Management Services Ltd. (b)		
Services provided	78,118	38,521
Balances receivable from (payable to) (c):		
Emgold Mining Corporation	3,275	2,667
Lang Mining Corporation (a)	(27,365)	568,866
LMC Management Services Ltd. (b)	71,178	55,917
Sultan Minerals Inc.	2,028	662
Cream Minerals Ltd.	513	2,203
Northern Orion Explorations Ltd.	88	--
Legal fees	(1,689)	--
	$ 48,030	$ 630,315

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company. Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("Lang Mining"); and reimbursed Lang Mining on a cost plus 15% basis. Valerie also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 Valerie has discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Effective August 1, 2001, the Company negotiated a settlement agreement for repayment of this balance and a termination of the management agreement with LMC. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made in the second quarter of fiscal 2002 for the valuation of the remaining term of the contract. This valuation was prepared by a party independent to the Company and Lang Mining.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(c) Balances receivable from related parties are non-interest bearing and due on demand.

7. Subsequent events

Subsequent to October 31, 2002, the Company granted 570,000 stock options to directors, officers and employees at a price of $0.25, expiring on December 20, 2012.

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

		October 31, 2002
Tower Mountain, Ontario		
Acquisition costs		
Balance, beginning of period	$	18,286
Incurred during the period		247
Balance, end of period		18,533
Exploration and development costs		
Assays and analysis		4,273
Geological		31,327
Site activities		469
Travel and accommodation		11,074
Incurred during the period		47,143
Balance, beginning of period		20,771
Balance, end of period		67,914
		86,447
Concession 229, Manitoba		
Acquisition costs		
Balance, beginning and end of period	$	1
Quetico Properties, Ontario		
Acquisition costs		
Balance, beginning and end of period		3
Total Mineral Property Interests	$	86,451

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Valerie Gold Resources Ltd.			October 31, 2002	2002 Dec 30
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN J. WILKINSON"	Stephen J. Wilkinson	2002 DEC 30
"WILLIAM J. WITTE"	William J. Witte	2002 DEC 30

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	October 31, 2002	July 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 552,891	$ 531,286
Temporary investments	1,093,570	1,279,294
Due from related parties	77,084	81,476
Accounts receivable	76,133	66,780
	1,799,678	1,958,836
Investments (Note 4)	2,213,865	2,213,865
Equipment	4,756	5,023
Mineral property interests (see schedule) (Note 3)+A43	86,451	39,061
	$ 4,104,750	$ 4,216,785
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 79,979	$ 46,321
Shareholders' equity		
Share capital (Note 5)	31,995,345	31,995,345
Deficit	(27,970,574)	(27,824,881)
	4,024,771	4,170,464
	$ 4,104,750	$ 4,216,785

Approved by the Board

/s/Stephen J. Wilkinson
Stephen J. Wilkinson
Director

/s/William J. Witte
William J. Witte
Director

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001
Expenses (Income)		
Depreciation	$ 267	$ 341
Foreign exchange	5,259	(18,355)
Legal, accounting and audit	4,659	8,059
Office and administration	82,318	141,563
Project closure costs	-	21,670
Property investigations	51,201	56,917
Shareholder communications	9,105	28,908
Travel and conferences	424	1,150
Write-down of mineral property interests	-	222,552
Interest and other income	(7,540)	(53,532)
	145,693	409,273
Loss for the period	(145,693)	(409,273)
Deficit, beginning of period	(27,824,881)	(25,248,068)
Deficit, end of period	$ (27,970,574)	$ (25,657,341)
Loss per share	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	12,540,607	12,339,194

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - prepared by management)

	Three Months Ended October 31, 2002	2001
Cash provided by (used for)		
Operations		
Loss for the period	$ (145,693)	$ (409,273)
Items not involving cash		
Depreciation	267	341
Write-down of mineral property interest	-	222,552
	(145,426)	(186,380)
Changes in non-cash working capital		
Accounts receivable	(9,353)	(10,957)
Due from related parties	4,392	(55,265)
Accounts payable and accrued liabilities	33,658	(72,595)
	(116,729)	(325,197)
Investments		
Mineral property interests:		
Acquisition costs	(247)	(81,009)
Exploration and development costs	(47,143)	(263,215)
Temporary investments	185,724	663,347
	138,334	319,123
Increase (decrease) in cash and cash equivalents during the period	21,605	(6,074)
Cash and cash equivalents, beginning of period	531,286	593,996
Cash and cash equivalents, end of period	$ 552,891	$ 587,922

The accompanying financial statements for the interim periods ended October 31, 2002 and 2001, are prepared on the basis of accompanying principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2002.

1. Nature of operations

Valerie Gold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North and South America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Change in accounting principles

Effective August 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to August 1, 2002, using the fair value based method. There were no stock options granted in the three months ended October 31, 2002.

3. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	Oct. 31, 2002 Total Costs	July 31, 2002 Total Costs
Manitoba properties	$ 1	$ --	$ 1	$ 1
Ontario properties (a)	18,289	20,771	39,060	39,060
	$ 18,290	$ 20,771	$ 39,061	$ 39,061

3. **Mineral property interests (continued)**

(a) Tower Mountain Property, Ontario

During fiscal 2002, the Company entered into an option agreement with two optionors to earn 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

4. **Investments**

	Number of Shares	Net Book Value October 31, 2002	Market Value October 31, 2002
Emgold Mining Corporation	400,000	$ 40,000	$ 100,000
Sultan Minerals Inc	665,000	99,750	126,350
Cream Minerals Ltd.	135,000	25,650	9,450
Manhattan Minerals Corp.	50,000	48,464	17,000
LMC Management Services Ltd.	1	1	1
Northern Orion Explorations Ltd.			
Shares	18,333,333	1,562,661	825,000
Warrants	10,500,000	437,339	--
		$2,213,865	$1,077,801

5. **Share capital**

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 2000	12,185,607	$31,875,295
Shares issued for mineral property interests	25,000	10,750
Balance, July 31, 2001	12,210,607	31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, October 31, 2002 and July 31, 2002	12,540,607	$31,995,345

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

5. Share capital (continued)

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Cancelled	(250,500)	$0.62
Balance, July 31, 2002	1,925,000	$0.43
Cancelled	(20,000)	$0.43
Balance, October 31, 2002	1,905,000	$0.43

6. Related party transactions and balances

Services provided by:	2002	2001
Lang Mining Corporation (a)		
Administration fees	$ 26,250	$ 57,438
LMC Management Services Ltd. (b)		
Services provided	78,118	38,521
Balances receivable from (payable to) (c):		
Emgold Mining Corporation	3,275	2,667
Lang Mining Corporation (a)	(27,365)	568,866
LMC Management Services Ltd. (b)	71,178	55,917
Sultan Minerals Inc.	2,028	662
Cream Minerals Ltd.	513	2,203
Northern Orion Explorations Ltd.	88	--
Legal fees	(1,689)	--
	$ 48,030	$ 630,315

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company. Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("Lang Mining"); and reimbursed Lang Mining on a cost plus 15% basis. Valerie also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 Valerie has discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Effective August 1, 2001, the Company negotiated a settlement agreement for repayment of this balance and a termination of the management agreement with LMC. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made in the second quarter of fiscal 2002 for the valuation of the remaining term of the contract. This valuation was prepared by a party independent to the Company and Lang Mining.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(c) Balances receivable from related parties are non-interest bearing and due on demand.

7. Subsequent events

Subsequent to October 31, 2002, the Company granted 570,000 stock options to directors, officers and employees at a price of $0.25, expiring on December 20, 2012.

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

		October 31, 2002
Tower Mountain, Ontario		
Acquisition costs		
Balance, beginning of period	$	18,286
Incurred during the period		247
Balance, end of period		18,533
Exploration and development costs		
Assays and analysis		4,273
Geological		31,327
Site activities		469
Travel and accommodation		11,074
Incurred during the period		47,143
Balance, beginning of period		20,771
Balance, end of period		67,914
		86,447
Concession 229, Manitoba		
Acquisition costs		
Balance, beginning and end of period	$	1
Quetico Properties, Ontario		
Acquisition costs		
Balance, beginning and end of period		3
Total Mineral Property Interests	$	86,451

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Valerie Gold Resources Ltd.			October 31, 2002	2002 Dec 30
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Stephen J. Wilkinson"	Stephen J. Wilkinson	2002 Dec 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"William J. Witte"	William J. Witte	2002 Dec 30

Valerie Gold Resources Ltd.
October 31, 2002

Schedule A:

See Attached unaudited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedule of mineral property interests.

2. Related party transactions

See note 6 to the unaudited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended October 31, 2002

Nil

(b) Options granted during the three month period ended October 31, 2002

Nil.

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

12,540,607 shares are issued and outstanding. See note 5 to the unaudited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
48,750	0.43	December 23, 2006
66,250	0.43	December 8, 2008
1,540,000	0.43	January 25, 2011
150,000	0.43	December 17, 2002
100,000	0.43	July 18, 2011
1,905,000		

(ii)Warrants Outstanding

Armstrong Property Option

Number of Options	Exercise Price ($)	Expiry Dates
50,000	0.33	December 7, 2002
50,000	0.50	December 7, 2003
50,000	0.65	December 7, 2004
50,000	0.80	December 7, 2005

Subsequent to the end of the first quarter in fiscal 2003, the property was returned to the optionor and the warrants were cancelled.

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director (resigned as President effective September 1, 2002)
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Andrew F.B. Milligan (effective December 16, 2002)
Stephen J. Wilkinson – President (effective September 1, 2002) and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Valerie Gold Resources Ltd.
October 31, 2002

PROJECT REVIEW

Tower Mountain Property, Ontario

In fiscal 2002 Valerie entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. Valerie may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2002 and 2001, and the notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At October 31, 2002 ("fiscal 2003"), Valerie's working capital, defined as current assets less current liabilities, was $1,719,699, compared with working capital of $4,083,899 at October 31, 2001 ("fiscal 2002").

During the three months ended October 31, 2002, Valerie expended $47,390 on the acquisition and exploration of its mineral property interests compared to $391,024 in the three months ended October 31, 2001.

Subsequent to October 31, 2002, Valerie closed a private placement for 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400, with Dundee Securities Corporation ("Dundee"). Each unit is comprised of one flow-though common share and a one-half non-transferable common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share of Valerie for a period of 18 months from closing at an exercise price of $0.25. No flow-though benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants. Upon closing Dundee received a cash commission of 7.5%. Dundee will also receive 10% in non-transferable Agent's Warrants exercisable for a period of 18 months from closing at an exercise price of $0.21 per share.

Subsequent to October 31, 2002, the Company granted 570,000 stock options to directors, officers and employees at a price of $0.25 per share, expiring December 20, 2012.

Valerie has no long-term debt outstanding.

Operating Results

Valerie had a loss of $145,693, or a loss per share of $0.01 in the three months ended October 31, 2002, compared to a loss of $409,273, or a loss per share of $0.03 in the three months ended October 31, 2001.

Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("Lang Mining"); and reimbursed Lang Mining on a cost plus 15% basis. Valerie also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 Valerie discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Valerie negotiated a settlement agreement for repayment of a balance receivable from Lang Mining, as part of a termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made for the valuation of the remaining term of the contract in the second quarter of fiscal 2002. Experts under the supervision of the independent directors of Valerie prepared this valuation. Cash payments were received in the second quarter of fiscal 2002, and the balance was repaid before the year ended July 31, 2002. Interest of at an annual rate of 9.75% was charged on the declining balance throughout the year ended July 31, 2002.

Legal, accounting and audit decreased from $8,059 in fiscal 2002 to $5,259 in fiscal 2003. Office and administration costs decreased from $141,563 in fiscal 2002 to $82,318 in fiscal 2003. Shareholder communications have decreased from $28,908 in fiscal 2002 to $9,105 in fiscal 2003. Travel and conference expenses have decreased from $1,150 in fiscal 2002 to $424 in fiscal 2003. Property investigation costs have decreased from $56,917 in fiscal 2002 to $51,201in fiscal 2003. Valerie is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In the second quarter of fiscal 2002, Valerie's wholly owned subsidiary, Valerie Gold de Mexico, S.A. de C.V., was sold to an arm's length party. Included in interest and other income in fiscal 2002 is $5,783 in proceeds from the sale of furniture and equipment in Mexico, with no comparative income in fiscal 2003.

Valerie is currently exploring in Canada so foreign exchange risks have been reduced as most expenditures are in Canadian dollars. Project closure costs of $222,552 in fiscal 2002 relate to the closure and sale of the Mexican subsidiary. The exploration office in Mexico was permanently closed in December 2001.

Valerie has no investor relations' or shareholder communications contracts. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

As at October 31, 2002, Valerie has capitalized $86,447 representing costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario.

Risks and Uncertainties

Valerie explores for minerals and has been concentrating its efforts in Canada and the United States. Currently, Valerie has options on two properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and Valerie is continually evaluating the results from the various exploration programs underway and analyzing future potential.

Valerie has no source of revenue other than interest income earned on cash held in investment accounts, or possibly in future, the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of Valerie's exploration properties in that time frame. All of Valerie's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, Valerie believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent Valerie from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

Valerie continues to maintain a good financial position with a current approximate balance of $1.65 million in the treasury. Option agreements allow Valerie to continue with exploration programs with minimal dilution of stock and working capital. Valerie is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. Valerie's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

Valerie's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

VALERIE GOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2002 and 2001

Auditors' Report

To the Shareholders of
Valerie Gold Resources Inc.

We have audited the consolidated balance sheets of Valerie Gold Resources Ltd. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
November 22, 2002

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2002 and 2001

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 531,286	$ 593,996
Temporary investments	1,279,294	3,463,949
Due from related parties (Note 7)	81,476	575,050
Accounts receivable and prepaids	66,780	108,785
	1,958,836	4,741,780
Investments (Note 4)	2,213,865	1,778,400
Equipment (Note 5)	5,023	6,390
Mineral property interests (see schedules) (Note 3)	39,061	238,684
	$ 4,216,785	$ 6,765,254
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 41,344	$ 127,277
Due to related parties (Note 7)	4,977	--
	46,321	127,277
Shareholders' equity		
Share capital (Note 6)	31,995,345	31,886,045
Deficit	(27,824,881)	(25,248,068)
	4,170,464	6,637,977
	$ 4,216,785	$ 6,765,254

Subsequent events (Notes 3 and 11)

Approved by the Directors

"William J. Witte"

William J. Witte
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2002 and 2001

	2002	2001
Expenses (Recoveries)		
Corporate capital tax	$ (3,130)	$ (3,345)
Depreciation	1,367	17,040
Foreign exchange gain	(10,442)	(38,558)
Legal, accounting and audit (Note 7)	212,221	150,771
Management fees (Note 7)	228,150	55,000
Office and administration (Note 7)	521,750	629,985
Shareholder communications	207,052	143,080
Travel and conferences	14,379	24,913
	1,171,347	978,886
Project closure costs	44,496	73,235
Property investigations	241,795	269,753
Write-down of mineral property interests (see schedules) (Note 3)	1,267,927	3,646,682
Write-down and loss on sale of equipment	--	32,659
Loss on sale of investment (Note 4)	54,950	--
Write-down of investments (Note 4)	--	136,168
Gain on sale of subsidiary	(100,935)	--
Interest income	(102,767)	(397,740)
Loss for the year	(2,576,813)	(4,739,643)
Deficit, beginning of year	(25,248,068)	(20,508,425)
Deficit, end of year	$ (27,824,881)	$ (25,248,068)
Loss per share – basic and diluted	$ (0.21)	$ (0.39)
Weighted average number of common shares outstanding	12,441,963	12,196,292

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2002 and 2001

	2002	2001
Cash provided by (used for)		
Operations		
Loss for the year	$ (2,576,813)	$ (4,739,643)
Items not involving cash		
Depreciation	1,367	17,040
Write-down of investments	--	136,168
Loss on sale of investment	54,950	--
Write-down of mineral property interests	1,267,927	3,646,682
Write-down and loss on sale of equipment	--	32,659
Foreign exchange	(10,442)	(10,516)
Gain on sale of subsidiary	(100,935)	--
	(1,363,946)	(917,610)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	33,424	143,740
Due from related parties	493,573	(185,975)
Accounts payable and accrued liabilities	(72,477)	(265,336)
	(909,426)	(1,225,181)
Investments		
Mineral property interests		
Acquisition costs	(142,262)	(116,669)
Exploration and development costs	(816,742)	(982,028)
Investments	(548,464)	(1,500,000)
Proceeds from sale of investment	58,050	--
Temporary investments	2,184,655	4,039,499
Proceeds on sale (acquisition) of equipment	--	31,987
Cash from sale of subsidiary	101,037	--
	836,274	1,472,789
Foreign exchange gain on cash held in foreign currency	10,442	10,516
Increase (decrease) in cash and cash equivalents during the year	(62,710)	258,124
Cash and cash equivalents, beginning of year	593,996	335,872
Cash and cash equivalents, end of year	$ 531,286	$ 593,996

Supplementary cash flow information (Note 12)

1. **Nature of operations**

Valerie Gold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. **Significant accounting policies**

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Valerie Gold de Mexico, S.A. de C.V. ("VGM"), Valerie Gold Alaska Ltd. ("VGA"), Puma Minerals Inc. ("Puma") and Valerie Gold International ("Cayman") Ltd. VGM, which held the Company's mineral property interests in Mexico, was sold during the year ended July 31, 2002, and VGA was dissolved subsequent to July 31, 2002. All inter-company balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and capital assets, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than 90 days from the original date of acquisition.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 90 days and 1 year. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

2. Significant accounting policies (continued)

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash costs and the fair market value of common shares issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of common shares and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(f) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless an other than temporary decline in value has been determined, at which time they are written down to market value.

(g) Translation of foreign currencies

The Company's operations in foreign countries are considered to be integrated for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related depreciation at historical rates and revenue and expense items at the exchange rates prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(i) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the year.

2. Significant accounting policies (continued)

(j) Equipment

Equipment is recorded at cost. Depreciation is calculated on a declining-balance basis based on the estimated future lives of the assets at rates ranging from 5% to 30%.

(k) Share purchase options

The Company from time to time issues share purchase options as described in note 6. No compensation expense is recognized for this plan when shares or share options are issued. Consideration for shares issued on exercise of share purchase options is credited to share capital.

3. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	2002 Total Costs	2001 Total Costs
Manitoba properties	$ 1	$ --	$ 1	$ 81,407
Ontario properties	18,289	20,771	39,060	146,613
Walker Lane, Nevada	--	--	--	10,664
	$ 18,290	$ 20,771	$ 39,061	$238,684

(a) Tower Mountain Property, Ontario

During fiscal 2002, the Company entered into an option agreement with two optionors to earn 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

(b) Crystal Diamond Property, Manitoba

During fiscal 2001, the Company entered into an option agreement to earn a 100% interest in the Crystal Diamond property in the province of Manitoba, Canada. The Company was entitled to earn its interest by making cash payments totalling $100,000 over 36 months ($20,000 paid), and issuing 100,000 common shares over 36 months (50,000 issued). The Company also filed a $25,000 minimum work deposit in fiscal 2001 with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the claims, which has been returned to the Company. This deposit was included in accounts receivable and prepaids. The property was subject to a 1% net product royalty ("NPR") to the optionor. The Company had the first right of refusal for 30 days if the optionor wished to sell or assign the NPR in the property, provided that the optionor did not thereafter offer the NPR to a third party on terms more favourable than those offered to the Company. Results from the exploration program did not meet the Company's expectations. Accordingly, the property was returned to the optionor and mineral property costs of $308,571 were written off.

3. **Mineral property interests (continued)**

(c) Concession 229, Manitoba

During fiscal 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located fifty kilometres east of Gillam, Manitoba. To earn its interest, the Company was to make total cash payments of $105,000 ($10,000 paid) and issue 200,000 common shares (50,000 issued) to the optionor over three years. In addition to the above, the Company was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. Results from the exploration program did not meet the Company's expectations. Accordingly, the property was written down to a nominal carrying value of $1, for a total write-down of $149,408.

(d) Starlight Property, Manitoba

During fiscal 2002 the Company entered into an option agreement on the Starlight property located 120 kilometres south east of Gillam, Manitoba. The Company was entitled to earn a 60% interest in the property, subject to a 1% NSR retained by the optionor, by making cash payments of $45,000 ($12,500 paid) over three years, issuing 150,000 shares (100,000 issued) within one year of regulatory approval and completing $1,000,000 in exploration expenditures by January 1, 2006. An additional 50,000 shares were to be issued upon completion of a Phase I diamond drill program and 100,000 shares were to be issued within 60 days of completion of a feasibility study. Results from the exploration program did not meet the Company's expectations. Accordingly, the property was returned to the optionor and mineral property costs of $146,403 were written off.

(e) Quetico Belt Properties, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire up to a 60% interest in five properties located in the Quetico Subprovince in Northern Ontario. The Company was entitled to earn its initial 50% interest by making cash payments totalling $120,200 over three years ($15,200 paid) and total work commitments over a four-year period of $1,400,000. A further 10% interest could be earned in any property on which a feasibility study was completed. The Company was also required to fund the staking and recording of additional claims in the area provided that the costs of doing so do not exceed $40,000. All additional claims staked were jointly owned by the Company and the optionor in proportions defined in the agreement. Results from the exploration program did not meet the Company's expectations. Accordingly the properties were returned to the optionors and mineral property costs of $143,008 were written off.

(f) Armstrong Property, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire a 100% interest in twelve claims totalling 186 units located in Northern Ontario. The Company was entitled to earn its interest by making cash payments totalling $144,000 over three years ($18,000 paid) and issuing 250,000 common shares (25,000 issued) over a four-year period. Four tranches of 50,000 share purchase warrants were issued at prices from $0.33 to $0.80 to purchase a total of 200,000 common shares of the Company. The first tranche of 50,000 warrants at a price of $0.33 were to expire one year from regulatory approval, or December 7, 2002. Results from the exploration program did not meet the Company's expectations, and accordingly the properties were returned to the optionors and mineral property costs of $79,897 were written off. None of the warrants in the first tranche were exercised and subsequent to the year ended July 31, 2002, all outstanding warrants were cancelled and the property has been returned to the optionors.

3. Mineral property interests (continued)

(g) McCoig Property, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire up to a 60% interest in the McCoig property, which is comprised of nine claims totalling 143 units, located in McCoig Township in north-central Ontario. The Company was entitled to earn its initial 50% interest in the property by completing work commitments of $57,200 by April 3, 2002, and $1,000,000 by April 3, 2005. The option agreement required cash payments totalling $58,000 over four years ($13,000 paid). The Company could elect to fund all expenditures to completion of a feasibility study and the optionor would retain its interest in the property until completion of the feasibility study. An additional 10% interest could be earned in the property upon completion of a positive feasibility study. Results from the exploration program did not meet the Company's expectations. Accordingly the property was returned to the optionors and mineral property costs of $213,405 were written off.

(h) Walker Lane Gold Property, Nevada

During fiscal 2001, the Company entered into an option agreement to acquire a 100% interest in the Walker Lane Gold property. The property is comprised of four claim blocks located in the Mina Gold-OMCO-Warrior area in Mineral and Nye counties in Nevada. Under the terms of the option agreement, the Company was to make payments totalling US$70,000 (US$35,000 paid) and issue 200,000 common shares (50,000 issued) over two years. The vendor was entitled to receive a royalty equal to 2.5% of Net Smelter Returns royalty ("NSR") from production of gold and silver on the property. The Company committed to a US$90,000 exploration program and the Company had the option to purchase 1.5% of the optionor's 2.5% NSR. Finders' fees of 80,000 common shares were issued with respect to the option. Results from the exploration program did not meet the Company's expectations and accordingly, mineral property costs of $227,235 were written off and the property was returned to the optionors.

4. Investments

	Number of Shares	Net Book Value 2002	Market Value 2002
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 112,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	159,600
Cream Minerals Ltd. (Note 7(f))	135,000	25,650	25,650
Manhattan Minerals Corp.	50,000	48,464	33,500
LMC Management Services Ltd. (Note 7(b))	1	1	1
Northern Orion Explorations Ltd. (Note 7(f))			
Shares	18,333,333	1,562,661	1,883,333
Warrants	10,500,000	437,339	--
		$2,213,865	$2,214,084

4. Investments (continued)

	Number of Shares	Net Book Value 2001	Market Value 2001
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 24,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	113,050
Cream Minerals Ltd. (Note 7(f))	135,000	25,650	14,850
Manhattan Minerals Corp.	50,000	113,000	50,500
Northern Orion Explorations Ltd. (Note 7(f))			
Shares	10,000,000	1,100,000	750,000
Warrants	10,000,000	400,000	--
		$1,778,400	$ 952,400

During fiscal 2001, the Company wrote down its investments in Cream Minerals Ltd. and Manhattan Minerals Corp. ("Manhattan") by $75,600 and $60,567, respectively, to the estimated recoverable value. The Company sold the 50,000 shares of Manhattan for a loss of $54,950, on proceeds of $58,050. The Company repurchased 50,000 shares at a cost of $48,464.

During fiscal 2002, the Company purchased a total of 8,333,333 units in Northern Orion Explorations Ltd. ("Northern"), by way of a private placement. The units were comprised of 8,333,333 common shares and 500,000 share purchase warrants. The warrants may be exercised until March 28, 2004, at a price of $0.075 per share. The acquired common shares were valued at the prevailing market price at the time of acquisition of $362,661 and the remaining balance of the purchase price, $37,339 was ascribed to the warrants. There are also 10,000,000 warrants exercisable at $0.20 per share expiring on April 27, 2003. The acquired common shares were valued at the prevailing market price at the time of acquisition of $1,100,000 and the remaining balance of the purchase price, $400,000 was ascribed to the warrants.

Concurrent with the Company's investment in Northern, the Company also entered into an agreement, for nominal consideration, with an unrelated third party that held an option to purchase 60,012,471 currently outstanding common shares of Northern. Pursuant to the agreement, the Company could exercise the option and purchase the common shares of Northern through the unrelated third party at $0.10 per share. This option expired on June 30, 2002, unexercised.

5. Equipment

	Cost	Accumulated Depreciation	Net Book Value 2002	Net Book Value 2001
Mobile equipment	$ 9,548	$ 8,921	$ 627	$ 895
Office equipment	7,293	2,897	4,396	5,495
	$ 16,841	$ 11,818	$ 5,023	$ 6,390

6. Share capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 2000	12,185,607	$31,875,295
Shares issued for mineral property interests	25,000	10,750
Balance, July 31, 2001	12,210,607	31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	$31,995,345

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

A summary of the changes in stock options for the years ended July 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2000	1,601,500	$1.19
Granted	1,890,000	$0.43
Cancelled	(1,416,000)	$1.21
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Cancelled	(250,500)	$0.62
Balance, July 31, 2002	1,925,000	$0.43

The following table summarizes information about the stock options outstanding at July 31, 2002:

Range of Exercise Price	Number Outstanding and Exercisable at July 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,925,000	8.4 years	$0.43

Warrants

During fiscal 2002 the Company issued four tranches of 50,000 share purchase warrants at prices from $0.33 to $0.80 to purchase a total of 200,000 common shares of the Company. The first tranche of 50,000 warrants at a price of $0.33 have an expiry date of December 7, 2002, with annual expiries over the next three years for the additional tranches of warrants. These warrants were issued with respect to the Armstrong Property (Note 3(f)) acquisition. Subsequent to July 31, 2002, the property was returned to the optionor and the warrants were cancelled.

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Years ended July 31, 2002 and 2001

7. **Related party transactions and balances**

Services provided by:	2002	2001
Lang Mining Corporation (a)		
Management fee	$ 228,150	$ 55,000
Services provided	135,754	958,145
LMC Management Services Ltd. (b)	487,417	--
Legal fees (c)	124,920	53,609
Geological services (d)	--	24,301
Balances receivable from (payable to) (e):		
Emgold Mining Corporation	3,138	2,955
LMC Management Services Ltd.	65,094	--
Lang Mining Corporation	723	570,787
Sultan Minerals Inc.	12,008	807
Cream Minerals Ltd.	513	501
DuMoulin Black (c)	(4,977)	--
	$ 76,499	$ 575,050

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company. Pursuant to an agreement dated April 1997, Lang Mining was to provide management services at a rate of $5,000 per month, and provide office, administrative and geological services at cost plus 15%, until November 30, 2006. Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. A fair value of $228,150 for the buyout of the remaining term of the management contract with Lang Mining was prepared by experts under the supervision of the independent directors of the Company and was paid in fiscal 2002.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 4).

(c) Legal fees were paid to a law firm of which a director is a partner.

(d) Geological fees were paid to a private company controlled by a director.

(e) Balances receivable from related parties are non-interest bearing and due on demand through to the end of fiscal 2001. Interest revenue of $20,670 was received during fiscal 2002 at a rate of 9.75% per annum fom Lang Mining. The balance receivable was reduced during fiscal 2002 by cash payments received from Lang Mining, the payment of the buyout of the services agreement made during fiscal 2002, and a management salary paid for the services of a director and officer of the Company.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company.

8. Income taxes

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2002	2001
Statutory tax rate	39.62%	44.62%
Loss for the year	$(2,576,813)	$(4,739,643)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(1,020,933)	(2,114,829)
Non-deductible differences	91,328	59,190
Recognized tax losses	(36,730)	(33,012)
Benefits from losses not recognized	961,829	1,971,128
Differences in foreign tax rates	4,506	117,523
	--	--

(b) The significant components of the Company's future tax assets are as follows:

	2002	2001
Future income tax assets		
Mineral property interests	$ 2,803,345	$ 1,985,780
Operating loss carryforward	995,190	1,148,173
Other	14,683	55,980
Benefits from losses	3,813,217	3,189,933
Valuation allowance for future tax assets	(3,813,217)	(3,189,933)
	$ --	$ --

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(c) The Company has Canadian non-capital losses carried forward of $2,795,477 that may be available for tax purposes. The losses expire as follows:

Expiry Date	$
2003	525,780
2004	550,466
2005	264,215
2006	622,273
2007	832,743
	2,795,477

(d) Valerie Gold de Mexico, S.A. de C.V. had losses available to offset future taxable income in Mexico of approximately $3,000,000, which expired between 2006 and 2009. These losses were transferred with the sale of VGM during fiscal 2002.

9. Commitments

On April 22, 1997, the Company entered into a shareholder rights plan, which attributes one Right to each common share of the Company. In the event that an Acquirer obtains 20% or more of the outstanding common shares of the Company and does not make a permitted bid to the holders of the remaining common shares on identical terms, the Rights separate from the common shares and become exerciseable into additional common shares of the Company, at an exercise price which approximates 50% of the prevailing market price. The Rights are not exerciseable until the conditions of the shareholder rights plan are triggered. The Board of Directors of the Company can redeem the Rights at any time for an amount equal to $0.00001 per Right.

10. Financial instruments

At July 31, 2002 and 2001, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the Company's Canadian and US dollar denominated temporary investments is less than (exceeds) carrying value by $3,606 and US$ nil, respectively, at July 31, 2002 (2001 - $69,851 and US$ nil). The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments.

The fair market value of the Company's investments will fluctuate with market prices. The fair market value of the investments exceeds (is less than) carrying value by $219 at July 31, 2002 (2001 - $(826,000)). The Company is exposed to a risk of loss if the market price of the investments remains below cost. At July 31, 2002, the Company has estimated the fair value of its 10,500,000 Northern share purchase warrants (Note 4) at $437,339. At July 31, 2001, the Company estimated the fair value of its option to purchase 60,012,471 currently outstanding common shares of Northern (Note 4) at $1,440,000. This option expired unexercised.

11. Subsequent events

Subsequent to July 31, 2002, the Company entered into an agreement with Dundee Securities Corporation ("Dundee") by which Dundee has agreed to act as agent on a best efforts basis in respect of a private placement of up to 1,178,095 flow-though units at a price of $0.21 per unit, for gross proceeds of up to $247,400. Each Unit is comprised of one flow-through common share and a one-half non-transferable common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share of the Company for a period of 18 months from closing at an exercise price of $0.25. No flow-through benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants. Upon closing Dundee will receive a cash commission of 7.5%. Dundee will also receive 10% in non-transferable Agent's Warrants exercisable for a period of 18 months from closing at an exercise price of $0.21 per share.

12. Supplementary cash flow information

During the years ended July 31, 2002 and 2001, the Company conducted non-cash investing and financing activities as follows:

	2002	2001
Shares issued for mineral property interests and finders' fees	$ 109,300	$ 10,750

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2002

	Tower Mountain Property, Ontario	Concession 229, Manitoba	Quetico Belt, Armstrong, McCoig, Ontario	Crystal Diamond/ Starlight, Manitoba	Walker Lane, Nevada	Total Mineral Property Interests July 31, 2002
Acquisition costs						
Balance, beginning of year	$ --	$ --	$ 61,736	$ 21,090	$ --	$ 82,826
Incurred during the year	18,286	27,500	34,832	60,269	110,675	251,562
	18,286	27,500	96,568	81,359	110,675	334,388
Write-down of mineral property interest	--	(27,499)	(96,565)	(81,359)	(110,675)	(316,098)
Balance, end of year	18,286	1	3	--	--	18,290
Exploration and development costs						
Balance, beginning of year	--	--	84,877	60,317	10,664	155,858
Incurred during the year						
Assays and analysis	1,965	1,112	1,440	3,396	24,127	32,040
Drilling	--	85,371	71,287	146,385	52,339	355,382
Geological and geophysical	16,620	22,501	168,999	192,956	26,680	427,756
Site activities	324	--	1,683	3,178	--	5,185
Travel and accommodation	1,862	21,191	11,459	53,140	2,751	90,403
	20,771	130,175	254,868	399,055	105,897	910,766
	20,771	130,175	339,745	459,372	116,561	1,066,624
Assistance and recoveries (MEAP)	--	(8,267)	--	(85,757)	--	(94,024)
Write-down of mineral property interests	--	(121,908)	(339,745)	(373,615)	(116,561)	(951,829)
Balance, end of year	20,771	--	--	--	--	20,771
Total Mineral Property Interests	$ 39,057	$ 1	$ 3	$ --	$ --	$ 39,061

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2001

	Santa Barbara, Ecuador	Tajos de Oro, Mexico	Quetico Belt, Armstrong, McCoig, Ontario	Crystal Diamond, Manitoba	Walker Lane, Nevada	Total Mineral Property Interests July 31, 2001
Acquisition costs						
Balance, beginning of year	$ 227,112	$ --	$ --	$ --	$ --	$ 227,112
Incurred during the year	18,148	26,445	61,736	21,090	--	127,419
	245,260	26,445	61,736	21,090	--	354,531
Write-down of mineral property interest	(245,260)	(26,445)	--	--	--	(271,705)
Balance, end of year	--	--	61,736	21,090	--	82,826
Exploration and development costs						
Balance, beginning of year	2,548,807	--	--	--	--	2,548,807
Incurred during the year						
Assays and analysis	23,126	5,830	--	--	--	28,956
Drilling	101,638	110,867	--	--	--	212,505
Environmental	1,809	--	--	--	--	1,809
Geological and geophysical	--	400,555	73,706	60,317	9,552	544,130
Site activities	--	138,173	987	--	--	139,160
Travel and accommodation	1,856	42,316	10,184	--	1,112	55,468
	128,429	697,741	84,877	60,317	10,664	982,028
	2,677,236	697,741	84,877	60,317	10,664	3,530,835
Write-down of mineral property interests	(2,677,236)	(697,741)	--	--	--	(3,374,977)
Balance, end of year	--	--	84,877	60,317	10,664	155,858
Total Mineral Property Interests	$ --	$ --	$ 146,613	$ 81,407	$ 10,664	$ 238,684